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EXHIBIT 12.1

DRS TECHNOLOGIES, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended September 30,		Year Ended March 31,
	2005		2005		2004		2003		2002		2001
Earnings:
Pre-tax income from continuing operations before minority interests and extraordinary item	$52,767		$105,123		$79,282		$57,450		$39,967		$26,380
Add:
Fixed Charges	28,884		48,517		31,659		16,889		15,721		15,228

Earnings	$81,651		$153,640		$110,941		$74,339		$55,688		$41,608

Fixed Charges:
Interest and related expenses	$24,501		$39,750		$24,259		$10,589		$10,954		$11,461
Estimated interest component of rent expense	4,383		8,767		7,400		6,300		4,767		3,767

Fixed Charges	$28,884		$48,517		$31,659		$16,889		$15,721		$15,228

Ratio of earnings to fixed charges	2.8	x	3.2	x	3.5	x	4.4	x	3.5	x	2.7	x

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DRS TECHNOLOGIES, INC. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES